July 21, 2005

VIA U.S Mail and Facsimile to (310) 798-5910
Mr. Delmar A. Janovec, CEO
AmeriResource Technologies, Inc.
3440 E. Russell Road, Suite 217
Las Vegas, NV 89120

      Re:	AmeriResource Technologies, Inc.
	Item 4.01 Form 8-K
      Filed June 20, 2005
      Item 4.01 Form 8-K
      Filed May 16, 2005
	File No. 0-20033

Dear Mr. Janovec:

      We have reviewed your filing and have the following comments.
Please revise your document in response to this comment.
1. Provide the former accounting firm with a copy of the disclosures in your filing and request that it provide a letter addressed to the Commission stating whether it agrees or disagrees with the statements made. File this letter at Exhibit 16. See Item 304(a)(3) of Regulation
S-B. We note that the letter you provided in response to our earlier comment is the notice of Mr. Bailey`s resignation.
2. Please verify that your amendment is properly coded as a Form
8-K/A for
EDGAR filing purposes.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Gabrielle Malits at
(202) 551-
3702.

								Sincerely,



								Jill Davis
								Branch Chief




??

??

??

??

Mr. Delmar A. Janovic
AmeriResource Technologies, Inc.
July 21, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010